Exhibit 5
Parr Brown Gee & Loveless, PC
185 South State Street, Suite 800
Salt Lake City, Utah  84111

November 21, 2012

Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV  89502-2306

Re:
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 filed by Altair Nanotechnologies Inc., a Delaware corporation (the “Company”) with respect to the 1998 Altair International Inc. Stock Option Plan and the Altair Nanotechnologies Inc. 2005 Stock Incentive Plan (Amended and Restated) (the “Plans”).

Gentlemen:

We refer you to the Company’s Post-Effective Amendment No. 1 to Registration Statements on Form S-8 File Nos. 333-64495, 333-125863 and 333-149882 (the “Registration Statement”) (the “Registration Statements”)filed under the Securities Act of 1933, for registration of 3,170,037 shares of common stock, $.001 par value, of the Company (the “Shares”) authorized, but not yet issued under, the Plans and registered under Registration Statement. The Company has assumed all obligations under the Plans and the Registration Statement following its domestication (the “Domestication”) from the Canadian Business Corporations Act (the “CBCA”) to the Delaware General Corporation Law (the “DGCL”).

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed: (i) the Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on May 11, 2012 with an effective date of May 15, 2012 (the “Certificate of Incorporation”), (ii) the Certificate of Corporate Domestication of the Company as filed with the State of Delaware on May 11, 2012 with an effective date of May 15, 2012 (the “Certificate of Domestication”; together with the Certificate of Incorporation, the “Domestication Documents”); (iii) bylaws of the Company; (iv) certain corporate records of the Company, (v) a certificate of the Company as to certain factual matters; (vi) certificates and reports of various state authorities and public officials; (vii) the Plans; and (viii) the Revised Amended and Restated Shareholder Rights Plan dated May 31, 2012 with Registrar and Transfer Company (the “Rights Agreement”) with respect to the “Rights” as defined therein.

In addition to the foregoing, for purposes of rendering our opinions as expressed herein, we have assumed:

(1)           that the Company was prior to the effectiveness of the Domestication duly organized, validly existing and in good standing under the laws of Canada and under the CBCA, and at all times relevant for purposes of rendering our opinion as expressed herein had, the full power, authority and legal right to domesticate into the State of Delaware;

(2)           that, at all times relevant for purposes of rendering our opinion as expressed herein, the laws of Canada and the CBCA permitted the Domestication, the adoption of the Plans, and the grant of options and other awards, and issuance of the Shares, thereunder;

(3)           that the Domestication was duly authorized by the Company under the CBCA;

(4)           that all necessary action has been taken under the CBCA and other applicable laws of Canada to authorize and permit the Domestication and any and all consents, approvals and authorizations from applicable Canadian governmental authorities required to authorize and permit the Domestication have been obtained; and

(5)           that the Domestication Documents were duly authorized, executed and filed with the Delaware Secretary of State in accordance with the DGCL.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that all awards made under the Plans will be and have been made pursuant to the Plans in full accordance with the terms and conditions of the Plans and that the Plans and any award agreements have been or will be duly executed and delivered by the parties and are valid and legally binding on the parties.

             In rendering our opinions hereinafter stated, (a) we have assumed that the Rights Agreement shall remain at all time in effect in the form of the Rights Agreement provided to us and that, consistent with the Rights Agreement, a Right will be issued together with each share of Common Stock; and (b) we have relied on the applicable laws of the State of Delaware, as those laws presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Delaware.  We express no opinion as to the laws of any state other than the State of Delaware.

Based upon the foregoing and in reliance thereon and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that:

The Shares (together with the associated Rights), when issued and delivered pursuant to the terms of the respective Plan and the applicable award agreement, and upon payment of the exercise price therefor and satisfaction of other requisite consideration, will be validly issued, fully paid and nonassessable and the associated Rights will be validly issued under the Rights Agreement and a binding obligation of the Company; and

The opinion set forth above with respect to the Rights (a) does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time, and (b) addresses the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or of Rights issued thereunder would result in invalidating such Rights in their entirety.   In addition, with respect such opinion, we assumed that the Board of Directors has acted and will act in a manner consistent with their fiduciary duties as required under the DGCL and any other applicable law in adopting, implementing and administering the Rights Agreement.

This opinion letter speaks as of its date.  We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter).  This opinion letter is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein.  We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

/s/ Parr Brown Gee & Loveless

PARR BROWN GEE & LOVELESS, PC